# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TDH Holdings, Inc., CIK 0001684425
CUSIP: G87084110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: C/O BEIJING WENXIN CO., LTD., ROOM 1104, FULL TOWER, 9 EAST THIRD RING MIDDLE RD., CHAOYANG DISTRICT, BEIJING, China (F4), 100020
Date of event which requires filing of this statement: 11/21/2025
Filed by CIK 0001766147
Persons authorized to receive notices and communications: Dandan Liu, c/o Beijing Wenxin Co., Ltd., Rm. 1104, Full Twr., 9 East 3rd Ring, Mi, Rd, Chaoyang District, Beijing, China (F4), 100020, 86-10-6500-8528

## Reporting persons
- Dandan Liu (CIK 0001766147): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 2,099,697; shared voting power 0; sole dispositive power 2,099,697; shared dispositive power 0; aggregate amount beneficially owned 2,099,697 (20.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: TDH Holdings, Inc.
Address of issuer's principal executive offices: C/O BEIJING WENXIN CO., LTD., ROOM 1104, FULL TOWER, 9 EAST THIRD RING MIDDLE RD., CHAOYANG DISTRICT, BEIJING, China (F4), 100020

## Item 2. Identity and Background
Name of person filing: Dandan Liu
Residence or business address:
Ms. Liu's business address is:

c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road,
Chaoyang District, Beijing, People's Republic of China, 100020
Present principal occupation or employment: Ms. Liu's principal occupation is Chair and CEO of the Company.
Criminal convictions in the last five years: Ms. Liu has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Statement on Schedule 13D/A (this "Statement") is being filed because on November 17, 2025, Ms. Liu and certain shareholders, each entered into a stock and warrant purchase agreement and an aggregate 745,000 common shares of the Company were purchased by Ms. Liu from the shareholders for an aggregate purchase price of $759,900.

The foregoing description of the Securities Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to the text of the Securities Purchase Agreements, which have been filed as exhibits to this Schedule 13D/A and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Ms. Liu acquired the common shares from the investors for investment purposes. Ms. Liu expects to evaluate, on an ongoing basis, the Company's financial condition and prospects and its interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company's business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general. Accordingly, Ms. Liu reserves the right to change her intentions, as she deems appropriate, at any time. In particular, Ms. Liu may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase her holdings in the Company or dispose of all or a portion of the securities of the Company that she now owns or may hereafter acquire.

Other than as expressly set forth in this Item 4 or below, Ms. Liu has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. Ms. Liu may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Ms. Liu beneficially owns 2,099,697 common shares, representing 20.3% of the outstanding common shares of the Company (based upon 10,323,268 common shares outstanding as of the date of this filing).
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Liu has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 2,099,697 common shares.
Transactions in the class effected during the past sixty days:
The following table sets forth the transactions of common shares that were effected during the past sixty days by Ms. Liu.

None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Liu and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Securities Purchase Agreement, dated November 17, 2025 by and between Dandan Liu and Liping Gao.

Exhibit 99.2 - Securities Purchase Agreement, dated November 17, 2025 by and between Dandan Liu and Xiumei Lan.

Exhibit 99.3 - Securities Purchase Agreement, dated November 17, 2025 by and between Dandan Liu and Yanli Xu.

## Signatures
- Dandan Liu: /s/ Dandan Liu, Dandan Liu (11/21/2025)